File Pursuant to Rule 424(b)(3)

Registration No. 333- 253403

PROSPECTUS

Scienjoy Holding Corporation

713,444 Ordinary Shares

This prospectus relates to the 713,444 shares of our ordinary shares, no par value, (the “Ordinary Shares”), issuable to White Lion Capital LLC, a Nevada limited liability company (“White Lion Capital”), a selling securityholder, pursuant to a “Purchase Notice Right” under a Common Stock Purchase Agreement (the “Purchase Agreement”), dated February 23, 2021, that we entered into with White Lion Capital. The Purchase Agreement permits us to issue purchase notices to White Lion Capital for up to thirty million dollars ($30,000,000) (“Commitment Amount”) in our Ordinary Shares, under certain circumstances, over a period of up to six (6) months or until the date on which White Lion Capital shall have purchased shares equal to the Commitment Amount, subject to the termination of the Purchase Agreement (the “Commitment Period”). Under the Purchase Agreement, on any trading day selected by us, provided that the closing price of our Ordinary Shares upon the delivery of a purchase notice is greater than or equal to $0.25, we have the right, but not the obligation, to present White Lion Capital with a purchase notice, directing White Lion Capital (as principal) to purchase up to a certain amount shares of our Ordinary Shares (“Purchase Notice”). For Purchase Notices, the purchase price per share to be paid by White Lion Capital will be based on 87.5% of the lowest daily volume-weighted average price of our Ordinary Shares during a valuation period, which is five (5) trading days prior to the applicable closing date with respect to a regular Purchase Notice. We and White Lion Capital may also elect a negotiated fixed purchase at any time during the Commitment Period provided that the closing price of our Ordinary Shares upon delivery of such fixed purchase notice is greater than or equal to $0.25 (“Fixed Purchase Notice”). The Fixed Purchase Notice will set forth a fixed number of shares and a fixed purchase price mutually agreed by the Company and White Lion Capital. The fixed purchased price shall be greater than or equal to $0.25 but could be higher or lower than the Purchase Price for a regular Purchase Notice. White Lion Capital may sell all or a portion of the shares being offered pursuant to this Prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices.

As of February 23, 2021, the aggregate market value of our outstanding Ordinary Shares held by non-affiliates was approximately $20,333,163.50 based on 27,037,302 our issued and outstanding Ordinary Shares, of which 2,140,333 Ordinary Shares are held by non-affiliates, and per share price of $9.50, which was the last reported price on the NASDAQ Capital Market of our Ordinary Shares on February 22, 2021. The 713,444 Ordinary Shares being registered represent approximately 33.33% of the Ordinary Shares held by non-affiliate and approximately 2.64% of the total issued and outstanding Ordinary Shares on February 23, 2021.

The securities offered pursuant to this prospectus are collectively referred to in this prospectus as the “securities.” This prospectus provides you with a general description of these securities and the general manner in which we or the selling securityholders will offer the securities. When securities are offered, we may provide a prospectus supplement, to the extent appropriate, that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

We will not receive any proceeds from the sale of shares of our Ordinary Shares by the selling securityholder. However, we will receive proceeds from our sale of Ordinary Shares to the selling securityholder subject to our exercise of the “Purchase Notice Right” offered by White Lion Capital. We will only pay for the audit and legal expenses of this offering, and the selling securityholder will pay any other expenses, including broker discounts or commissions or equivalent expenses and expenses of its legal counsel applicable to the sale of its shares.

Our registration of the securities covered by this prospectus does not mean that we or the selling securityholders will offer or sell any of the securities. The selling securityholders may sell the securities covered by this prospectus in a number of different ways and at varying prices. We provide more information about how we and the selling securityholders may sell the securities in the section titled “Plan of Distribution” beginning on page 11 of this prospectus.

Our Ordinary Shares are traded on the NASDAQ Capital Market (“NASDAQ”) under the symbol “SJ” and our Public Warrants are traded on OTC under the symbol “SJOYW”. On June 1, 2021, the closing price for our Ordinary Shares was $8.20 per share as reported on NASDAQ and on May 25, 2021, the closing price for our Public Warrants was $0.25 per warrant as reported on OTC.

Investing in our securities involves risks. See “Risk Factors” beginning on page 5.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 15, 2021.

You should rely only on the information provided in this prospectus, as well as the information incorporated by reference into this prospectus and any applicable prospectus supplement. Neither we nor the selling securityholders have authorized anyone to provide you with different information. Neither we nor the selling securityholders are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any applicable prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date of the applicable document. Since the respective dates of this prospectus and the documents incorporated by reference into this prospectus, our business, financial condition, results of operations and prospects may have changed.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Post-Effective Amendment No. 2 on Form-3 to Form F-1 that we filed with the Securities and Exchange Commission (the “SEC”). This prospectus generally describes the Company and our securities. We may issue up to 713,444 Ordinary Shares under this prospectus that we may sell to White Lion Capital from time to time at our sole discretion over the Commitment Period.

A prospectus supplement with this prospectus may be delivered, to the extent appropriate, to update the information contained in this prospectus. The prospectus supplement may also add, update or change information included in this prospectus. You should read both this prospectus and any applicable prospectus supplement, together with additional information described below under the captions “Where You Can Find More Information”. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date on the front cover of the prospectus. You should not assume that the information contained in this prospectus is accurate as of any other date. No offer of the securities will be made in any jurisdiction where the offer is not permitted.

EXPLANATORY NOTE

As used in this prospectus, unless the context otherwise requires:

●	references to the terms “Company,” “we,” “us” and “our” refer to Scienjoy Holding Corporation and, where applicable, our wholly-owned subsidiaries;

●	the term “Business Combination” refers to the Company’s acquisition of Scienjoy Inc. on May 7, 2020 and related transactions;

●	the term “Scienjoy” refers to Scienjoy Inc. and its subsidiaries and VIE entities for all periods prior to the Business Combination and refers to the Company for all periods following the Business Combination;

●	the term “VIE Entities” refers to to Scienjoy’s variable interest entities, Zhihui Qiyuan (Beijing) Technology, Co. Ltd. (智汇启源(北京)科技有限公司) or Zhihui Qiyuan, a limited liability company organized and existing under the laws of the PRC, and Zhihui Qiyuan’s subsidiaries, including Hai Xiu (Beijing) Technology Company Co. Ltd., Beijing Le Hai Technology Co. Ltd., Beijing Sixiang Shiguang Technology Co. Ltd., Sixiang Mifeng (Tianjin) Technology Co., Ltd (formerly known as Tianjin Guangju Dingfei Technology Co., Ltd.), Changxiang Infinite Technology (Beijing) Co., Ltd., Lixiaozhi (Chongqing) Internet Technology Co., Ltd., and and ZhiHui QiYuan (HaiNan) Investment Co,. Ltd., each such company formed under PRC Law. Each of the VIEs is consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were its wholly-owned subsidiaries; and

●	the term “Share Exchange Agreement” refers to the Share Exchanged Agreement, dated October 28, 2019, by and among Scienjoy, the Company, Lavacano Holdings Limited, and WBY Entertainment Holdings Ltd.

This prospectus contains information and statistics relating to China’s economy and its entertainment live streaming industry derived from various publications issued by market research companies and PRC governmental entities, which have not been independently verified by us. The information in such sources may not be consistent with other information compiled in or outside China.

Translations of balances in our consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the year ended December 31, 2020 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5250, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2020.

Translations of balances in our consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the year ended December 31, 2019 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.96, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 28, 2019.

No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

●	our goals and strategies;

●	our ability to attract new users and talent to our platform;

●	our future business development, financial condition and results of operations;

●	the expected growth in, and market size of, the mobile live streaming platforms;

●	expected changes in our revenue, costs or expenditures;

●	our ability to continue to source and offer new and attractive products and services;

●	our expectations regarding demand for and market acceptance of our brands, platforms and services;

●	our expectations regarding growth in our user base and level of user engagement;

●	our ability to attract, retain and monetize users;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	growth of and trends of competition in our industry;

●	government policies and regulations relating to our industry; and

●	general economic and business conditions in the markets we have businesses.

For additional information regarding known material factors that could affect our operating results and performance, please read the section entitled “Risk Factors” in this prospectus, in the section entitled “Item 3. Key Information—3.D. Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2020 filed on May 3, 2021, and in any applicable prospectus supplement, as well as all risk factors described in the documents incorporated by reference herein. Should one or more of the risks or uncertainties described in this prospectus made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements.

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SUMMARY

This summary highlights selected information and does not contain all of the information that is important to you. This summary is qualified in its entirety by the more detailed information included in or incorporated by reference into this prospectus. Before making your investment decision with respect to our securities, you should carefully read this entire prospectus, any applicable prospectus supplement and the documents referred to in “Where You Can Find More Information” and “Documents Incorporated by Reference.”

Our Company

We were originally a blank check company incorporated on May 2, 2018 as a British Virgin Islands company limited by shares and incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more target businesses. On May 7, 2020, we consummated our Business Combination pursuant to the Share Exchange Agreement and acquired 100% issued and outstanding equity interests of Scienjoy Inc., which resulted in Scienjoy Inc. becoming our wholly-owned subsidiary.

Following our Business Combination, we changed our name from Wealthbridge Acquisition Limited to “Scienjoy Holding Corporation” and continued the listing of our Ordinary Shares on NASDAQ under the symbol “SJ”. Our Public Warrants are traded on over the counter market under the symbol “SJOYW”.

Business Overview

We are a leading provider of mobile live streaming platforms in China and focuses on interactive show live streaming from broadcasters to users. We traditionally operate on three primary platforms (Showself Live Streaming, Lehai Live Streaming, and Haixiu Live Streaming), each using our own mobile applications and providing live streaming entertainment from professional “broadcasters” to the end-user. In September 2020, we acquired two additional mobile live streaming platforms, namely the BeeLive Chinese (MiFeng) and the BeeLive International, through the BeeLive Acquisition. On our mobile live streaming platforms, users can interact directly with broadcasters and other users in the live streaming video room. Users can also play simple and fun games using virtual currencies within the video rooms while watching live streaming of a broadcaster. We have 192,389 active show broadcasters for the year ended December 31, 2020. We had approximately 250.0 million registered users by the end of December 31, 2020. For the year ended December 31, 2020, the number of paying users was approximately 904,568, increased 30% from 697,475 paying users in fiscal 2019.

While users have free access to all real time video rooms, revenue is primarily generated through sales of our virtual currency. Users can purchase virtual currency on our platforms and can use such virtual currency to buy virtual items for broadcasters to show their support. We share revenues generated on the platforms with talents agencies, which in turn share revenues with broadcasters.

Among other competitive strength, we adopt a multi-platform live streaming strategy, use big data analysis to understand market trend and users’ preferences, and offer innovative product features designed to improve the user experience, such as a range of online games for users while watching live streaming. Our business objective is to further strengthen our position in the mobile show live streaming industry and to leverage our existing position to expand our business into other related industries in China and overseas markets.

Company Information

Our principal executive offices are located at 3rd Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing, P.R. China, 100029, and our telephone number is (86) 10–6642 8188. Our website is www.scienjoy.com. The information found on our website is not part of this prospectus.

Purchase Agreement with White Lion Capital LLC

On February 23, 2021, we entered into the Purchase Agreement with White Lion Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, White Lion Capital is committed to purchase our Ordinary Shares with an aggregate offering price of up to $30,000,000 (“Commitment Amount”) from time to time over a period of up to six (6) months or until the date on which White Lion Capital shall have purchased shares equal to the Commitment Amount, subject to the termination of the Purchase Agreement.

Purchase of Shares under the Purchase Agreement

Under the Purchase Agreement, on any trading day selected by us, provided that the closing price of our Ordinary Shares upon the delivery of a purchase notice is greater than or equal to $0.25, we have the right, but not the obligation, to present White Lion Capital with a purchase notice, directing White Lion Capital (as principal) to purchase up to a certain amount shares of our Ordinary Shares (“Purchase Notice”). The maximum number of Ordinary Shares to be sold under each Purchase Notice shall be determined by the lesser of (i) 300% of the average daily trading volume during the five (5) trading days immediately prior to the delivery of the Purchase Notice, or (ii) $1,000,000 divided by the highest closing price of our Ordinary Shares during the five (5) trading days immediately prior to the delivery of the Purchase Notice, which calculation amount may be increased to $2,000,000 once White Lion Capital has funded $5,000,000 to the Company at the mutual consent of the Company and White Lion Capital. Notwithstanding the foregoing, we and White Lion Capital may elect a negotiated fixed purchase at any time during the Commitment Period provided that the closing price of our Ordinary Shares upon delivery of such fixed purchase notice is greater than or equal to $0.25 (“Fixed Purchase Notice”).

For Purchase Notices, the purchase price per share to be paid by White Lion Capital will be 87.5% of the lowest daily volume-weighted average price of our Ordinary Shares during a valuation period, which is five (5) trading days prior to the applicable closing date with respect to a regular Purchase Notice (“Purchase Price”). The Fixed Purchase Notice will set forth a fixed number of shares and a fixed purchase price mutually agreed by the Company and White Lion Capital. The fixed purchased price shall be greater than or equal to $0.25 but could be higher or lower than the Purchase Price for a regular Purchase Notice. In the event that the fixed purchase price is substantially lower than the regular Purchase Price, which is 87.5% of the lowest daily volume-weighted average price of our Ordinary Shares during a valuation period, the equity value of the existing shareholders might be significantly diluted.

A Purchase Notice or Fixed Purchase Notice shall be deemed delivered to White Lion Capital on (i) the business day it is received by email by the White Lion Capital if such notice is received on or prior to 4:00 p.m. New York time or (ii) the next business day if it is received by email after 4:00 p.m. New York time on a business day or at any time on a day which is not a business day. For Purchase Notices, White Lion Capital shall deposit into an escrow account a dollar amount which is 110% of the Purchase Notice Escrow Pricing Amount, which is 87.5% of the highest closing price of the Ordinary Shares during the five (5) trading days prior to the delivery of a Purchase Notice, multiplied by the number of shares listed in such Purchase Notice. For Fixed Purchase Notices, the deposit amount shall be equal to the fixed purchase price multiplied by the fixed number of shares as agreed by the Company and White Lion Capital The escrow deposit shall be completed by the second business day following the delivery of a Purchase Notice. The number of Ordinary Shares referenced in each Purchase Notice shall be delivered to White Lion Capital no later than the business day after the escrow agent notifies us of White Lion Capital’s escrow deposit payment. With respect to a Purchase Notice, the closing date is the sixth (6th) trading day after the business day on which White Lion Capital receives the shares. With respect to a Fixed Purchase Notice, the closing date is the trading day after the business day on which White Lion Capital receives the shares. At the closing, the investment amount shall be released from the escrow account to us. In the event that the investment amount exceeds 150% of the Purchase Notice Escrow Pricing Amount, the investment amount shall be 150% of the Purchase Notice Escrow Pricing Amount for that applicable Purchase Notice. White Lion Capital shall return to the transfer agent, by 4:00 p.m. New York time on the closing, any balance of unsold shares, which means, the difference between the amount of shares set forth on the Purchase Notice and the amount of shares pursuant to the investment amount (unless waived by White Lion Capital in writing). Any fixed purchase transaction is not subject to the foregoing limit.

White Lion Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Purchase Agreement; provided that the closing price of the Ordinary Shares upon delivery of a purchase notice is greater than or equal to $0.25, and subject to the Commitment Amount and other limitations, as described above.

Escrow Agreement

On February 23, 2021, the Company entered into an escrow agreement (the “Escrow Agreement”) with White Lion Capital, and Indeglia PC (the “Escrow Agent”) to establish an escrow account with the Escrow Agent in connection with the transaction contemplated by the Purchase Agreement. The deposit funds to be made by White Lion Capital shall not be released by the Escrow Agent unless the Escrow Agent receives a joint written instruction issued by White Lion Capital and the Company.

Registration Rights Agreement

In connection with the Purchase Agreement, we also entered into a registration rights agreement (the “Registration Rights Agreement”) with White Lion Capital, pursuant to which, we agreed to, within seven (7) trading days after February 23, 2021, file with the Securities and Exchange Commission a registration statement, covering the resale of the maximum number of our Ordinary Shares underlying the Purchase Agreement, as shall be permitted to be included thereon in accordance with applicable SEC rules, regulations and interpretations so as to permit the resale of such Ordinary Shares by White Lion Capital. If the amount of shares initially registered is insufficient, the Company shall amend the registration statement or file a new registration statement, so as to cover all Ordinary Shares acquired by White Lion Capital pursuant to the Purchase Agreement as soon as practicable and in no event later than ten (10) business days after the necessity arises, subject to any limits that may be imposed by the SEC pursuant to Rule 415 under the Securities Act of 1933, as amended, and the rules and regulations thereunder.

Right of First Refusal

We have agreed to grant the White Lion Capital a right of first refusal for a period of 180 days after the filing of this Registration Statement, on all future financing by the Company; provided that, such rights of first refusal shall not apply to transactions involving (i) investors whose principal operations are located in China and (ii) issuance of the Ordinary Shares.

Termination Rights

We may terminate this Agreement at any time by written notice to White Lion Capital in the event of a material breach of this Agreement by White Lion Capital. In addition, the Purchase Agreement shall automatically terminate on the earlier of (i) the end of the Commitment Period; (ii) the date that the Company sells and White Lion Capital purchases the total Commitment Amount, or (iii) the date that, pursuant to or within the meaning of any Bankruptcy Law, we commence a voluntary case or any person commences a proceeding against us, a custodian is appointed for us or for all or substantially all of our property or we make a general assignment for the benefit of our creditors. The Company also has the right to early terminate the Purchase Agreement if the closing price of the Ordinary Shares is below $6 in five (5) consecutive trading days within the Commitment Period.

No Short-Selling by White Lion Capital

White Lion Capital has agreed that neither it nor any affiliate of White Lion Capital acting on its behalf or pursuant to any understanding with it, shall engage in any direct or indirect short-selling of our Ordinary Shares, in accordance with Regulation SHO under the Exchange Act, during any time prior to the end of the Commitment Period.

THE OFFERING

We are registering the issuance by us of 713,444 Ordinary Shares that we may sell from time to time pursuant to a “Purchase Notice Right” under the Purchase Agreement to White Lion Capital, and resale by White Lion Capital, as selling securityholder of up to 713,444 Ordinary Shares. The Purchase Agreement permits us to issue purchase notices to White Lion Capital for up to thirty million dollars ($30,000,000) in our Ordinary Shares, under certain circumstances, over a period of up to six (6) months or until the date on which White Lion Capital shall have purchased shares equal to the Commitment Amount, subject to the termination of the Purchase Agreement.

Our Ordinary Shares are currently listed on NASDAQ under the symbol “SJ”. Our Public Warrants are traded on over the counter market under the symbol “SJOYW”. Any investment in the securities offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” on page 5 of this prospectus.

Ordinary Shares offered by the selling securityholder under this prospectus	713,444 Ordinary Shares that may be subject of one or several purchase notices to White Lion Capital, of which 28,230 Ordinary Shares have been issued to White Lion Capital as of the date of this Prospectus.

Ordinary Shares outstanding before the offering	30,764,641 Ordinary Shares as of May 25, 2021, including the 28,230 Ordinary Shares issued to White Lion Capital.

Ordinary Shares outstanding after the offering assuming 713,444 are sold to White Lion Capital	31,449,855 Ordinary Shares, taking into consideration of 28,230 Ordinary Shares already issued to White Lion Capital.

Terms of the Offering	The selling securityholder will determine when and how they will sell the Ordinary Shares offered in this prospectus.

Termination of the Offering	The offering will conclude upon such time as all of the Ordinary Shares has been sold pursuant to the registration statement.

Use of proceeds	We will not receive any proceeds from the sale of shares of our Ordinary Shares by the selling securityholder. However, we will receive proceeds from our sale of Ordinary Shares to the selling securityholder subject to our exercise of the “Purchase Notice Right” offered by White Lion Capital under the Purchase Agreement. See “Use of Proceeds.”

RISK FACTORS

Investing in our securities involves risks. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and under the heading “Item 3. Key Information—3.D. Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2020, which is incorporated in this prospectus by reference, as updated by our subsequent filings under the Exchange Act that are incorporated herein by reference, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management deems immaterial. Our business, financial condition, or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2020 on a historical basis.

The information in this table should be read in conjunction with the financial statements and notes thereto and other financial information incorporated by reference into this prospectus and any prospectus supplement. Our historical results do not necessarily indicate our expected results for any future periods.

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except share and per share data or otherwise stated)

	As of December 31, 2020
	RMB	US$
Cash and cash equivalents	224,768	34,447

Shareholders’ Equity:
Ordinary shares	(96,349)	(14,766)
Shares to be issued	200,100	30,667
Statutory reserve	18,352	2,813
Retained Earnings	322,610	49,442
Accumulated other comprehensive income	14,802	2,269
Total shareholders’ equity	459,515	70,425

Total capitalization	459,515	70,425

USE OF PROCEEDS

We will not receive any proceeds from the sale of our Ordinary Shares by the selling securityholder. However, we may receive up to $30,000,000 in aggregate gross proceeds under the Purchase Agreement from sales of Ordinary Shares we may make to White Lion Capital. We estimate that the net proceeds to us from the sale of our Ordinary Shares to White Lion Capital pursuant to the Purchase Agreement will be up to approximately, but not exceeding, $30,000,000 over the Commitment Period, assuming that we sell the full amount of our Ordinary Shares that we have the right, but not the obligation, to sell to White Lion Capital under the Purchase Agreement, and after estimated fees and expenses. We estimate that we may receive approximately $5,108,259.04 from the sale of the Ordinary Shares pursuant to this prospectus at an assumed offering price of $7.16 per share, which is 87.5% of $8.18 the last reported sale price of our Ordinary Shares on The Nasdaq Capital Market on May 28, 2021. Because we are not obligated to sell any shares of our Ordinary Shares under the Purchase Agreement, the actual total offering amount and proceeds to us, if any, are not determinable at this time. There can be no assurance that we will receive any proceeds under or fully utilize the Purchase Agreement. See “Plan of Distribution” elsewhere in this prospectus for more information.

We intend to use the net proceeds from this offering for the expansion of working capital, supporting the operations of BeeLive International and other general corporate purposes.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted immediately to the extent of the difference between the public offering price per share and the adjusted net tangible book value per share of our Ordinary Shares immediately after this offering.

Our net tangible book value on December 31, 2020 was approximately $19.6 million or $0.64 per share. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets and goodwill. “Net tangible book value per share” is net tangible book value divided by the total number of Ordinary Shares outstanding. In addition, we assume the earn-out shares legally to be issued as of December 31, 2020 in aggregated of 3,540,960 had been issued and outstanding as of December 31,2020.

After giving effect to the sale of the 713,444 Ordinary Shares at an assumed offering price of $7.16 per share, which is 87.5 % of $8.18 the last reported sale price of our Ordinary Shares on The Nasdaq Capital Market on May 28, 2021, our adjusted net tangible book value as of December 31, 2020 would have been approximately $24.7 million, or $ 0.79 per Ordinary Share. This represents an immediate increase in net tangible book value of $ 0.15 per share to our existing securityholders and an immediate decrease in net tangible book value of $ 6.37 per share to investors participating in this offering. The following table illustrates this dilution per share to investors participating in this offering:

Assumed offering price per share	$7.16
Net tangible book value per share as of December 31, 2020	$0.64
Increase in net tangible book value per Ordinary Shares to existing investors	$0.15
As adjusted net tangible book value per share as of December 31, 2020	$0.79
Net dilution per share to White Lion Capital	$6.37

The above discussion and table are based on (i) 30,578,262 Ordinary Shares as of December 31, 2020, including 27,037,302 Ordinary Shares actually issued and outstanding as of December 31, 2020 and 3,540,960 Ordinary Shares issued as earn-out shares on March 25, 2021, and excludes, as of such date, 3,010,000 Ordinary Shares issuable upon exercise of the warrants outstanding; and (ii) 31,449,855 Ordinary Shares including 30,764,641 issued and outstanding as of May 28, 2021 and assuming all of 713,444 are sold to White Lion Capital, taking into consideration of the 28,230 Ordinary Shares issued to White Lion Capital.

To the extent that any of our outstanding warrants are exercised, we grant options or awards under any equity incentive plan or issue additional warrants, or we issue additional Ordinary Shares in the future, there may be further dilution.

DIVIDENDS AND DIVIDEND POLICY

Since inception, we have not declared or paid any dividends on our ordinary shares. We do not have any present plans to pay any dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

The determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual and legal restrictions and other factors that the board of directors may deem relevant for a company formed under the laws of the British Virgin Islands and all of operations are currently in the PRC.

Subject to the Companies Law of the British Virgin Islands and our amended and restated memorandum and articles of association, our directors may declare dividends at a time and amount they think fit if they are satisfied, on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due.

In order for us to distribute any dividends to our shareholders, we currently would have to have dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.

SELLING SECURITYHOLDER

This prospectus relates to the resale of up to 713,444 of our Ordinary Shares, issuable pursuant to purchase notices under the Purchase Agreement to White Lion Capital, a selling securityholder. The Purchase Agreement permits us to issue, from time to time, purchase notices for up to thirty million dollars ($30,000,000) in our Ordinary Shares to White Lion Capital over a period of up to six (6) months or until the date on which White Lion Capital shall have purchased shares equal to the Commitment Amount, subject to the termination of the Purchase Agreement.

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares by the selling securityholder as of May 25, 2021 and the number of our Ordinary Shares being offered pursuant to this prospectus. We believe that the selling securityholder will have sole voting and investment powers over Ordinary Shares that it will purchase under the Purchase Agreement.

Because the selling securityholder may offer and sell all or only some portion of the 713,444 Ordinary Shares being offered pursuant to this prospectus, the numbers in the table below representing the amount and percentage of these Ordinary Shares that will be held by the selling securityholder upon termination of the offering are only estimates based on the assumption that the selling securityholder will sell all of the Ordinary Shares being offered in the offering.

The selling securityholder has not had any position or office, or other material relationship with us or any of our affiliates over the past three years.

To our knowledge, the selling securityholder is not a broker-dealer or an affiliate of a broker-dealer. We may require the selling securityholder to suspend the sales of our Ordinary Shares being offered pursuant to this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in those documents in order to make statements in those documents not misleading.

	Shares Owned by the Selling Securityholder	Total Shares	Number of Shares to Be Owned by Selling Securityholder After the Offering and Percent of Total Issued and Outstanding Shares(1)
Name of Selling Securityholder	before the Offering(1)	Offered in the Offering	Number of Shares (2)	% of Class (2)(3)
White Lion Capital LLC (4)	0	713,444	713,444	2.27%

Notes

(1)	Beneficial ownership is determined in accordance with Securities and Exchange Commission rules and generally includes voting or investment power with respect to the Ordinary Shares. Ordinary Shares subject to options and warrants currently exercisable, or exercisable within 60 days, are counted as outstanding for computing the percentage of the person holding such options or warrants but are not counted as outstanding for computing the percentage of any other person.
(2)	We have assumed that the selling securityholder will sell all of the shares being offered in this offering.
(3)	Based on 30,764,641 shares of our Ordinary Shares issued and outstanding as of May 25, 2021, taking into consideration of the 28,230 Ordinary Shares issued to White Lion Capital. Our Ordinary Shares being offered pursuant to this prospectus by a selling securityholder are counted as outstanding for computing the percentage of the selling securityholder.
(4)	Nathan Yee has the voting and dispositive power over the shares owned by White Lion Capital, LLC.

Material Relationships with Selling Securityholder

Other than disclosed herein, there are no other material relationship with White Lion Capital.

PLAN OF DISTRIBUTION

 This prospectus relates to the resale of up to 713,444 shares of the Ordinary Shares, issuable pursuant to purchase notices under the Purchase Agreement to White Lion Capital, a selling securityholder. The Purchase Agreement permits us to issue, from time to time, purchase notices for up to thirty million ($30,000,000) in our Ordinary Shares to White Lion Capital over a period of up to six (6) months or the date on which White Lion Capital shall have purchased shares equal to the Commitment Amount, subject to the termination of the Purchase Agreement.

At an assumed purchase price under the Purchase Agreement of $8.31 (equal to 87.5% of the closing price of our Ordinary Shares of $9.50 on February 22, 2021), we will be able to receive up to $5,928,719.64 in gross proceeds, assuming the sale of the entire 713,444 Ordinary Shares being registered hereunder pursuant to the Purchase Agreement. At an assumed purchase price of $8.31 under the Purchase Agreement, we would be required to register 2,896,664.30 additional shares to obtain the balance of $24,071,280.36 under the Purchase Agreement. Due to the floating offering price, we are not able to determine the exact number of shares that we will issue under the Purchase Agreement.

The Ordinary Shares offered hereunder may be sold or distributed from time to time by White Lion Capital directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Accordingly, with regard to our Ordinary Shares offered hereunder that are sold or distributed from time to time by White Lion Capital under the Purchase Agreement, White Lion Capital is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. In any such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares may be deemed to be underwriting commissions or discounts under the Securities Act.

The sale of the Ordinary Shares offered by this prospectus could be effected in one or more of the following methods:

●	ordinary brokers’ transactions;

●	transactions involving cross or block trades;

●	through brokers, dealers, or underwriters who may act solely as agents;

●	“at the market” into an existing market for the Ordinary Shares;

●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

●	in privately negotiated transactions;

●	any combination of the foregoing; or

●	any other method permitted pursuant to applicable law.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling securityholder and/or purchasers of the Ordinary Shares for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions. Neither we nor White Lion Capital can presently estimate the amount of compensation that any agent will receive.

White Lion Capital will be subject to the prospectus delivery requirements of the Securities Act of 1933 including Rule 172 thereunder.

We will pay the expenses incident to the registration, offering, and sale of the shares to White Lion Capital. We have agreed to indemnify White Lion Capital and certain other persons against certain liabilities in connection with the offering of shares of Ordinary Shares offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

 White Lion Capital has represented to us that at no time prior to the Purchase Agreement has White Lion Capital or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our Ordinary Shares or which establishes a net short position with respect to our Ordinary Shares. White Lion Capital agreed that during the term of the Purchase Agreement, it, its agents, representatives or affiliates will not enter into or effect, directly or indirectly, any of the foregoing transactions.

Because White Lion Capital is an underwriter within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act. We have also advised White Lion Capital that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling securityholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

Our Ordinary Shares are quoted on The NASDAQ Capital Market under the symbol “SJ”.

Information About White Lion Capital

Immediately prior to the date of the Purchase Agreement, White Lion Capital did not beneficially own any of our Ordinary Shares.

DESCRIPTION OF SECURITIES

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities. We urge you to our Memorandum and Articles of Association, as amended and restated from time to time (our “Memorandum and Articles of Association”) in its entirety for a complete description of the rights and preferences of our securities. The summary below is also qualified by reference to the provisions of the BVI Business Companies Act, 2004 as amended (the “BVI Act”).

General

We are a company incorporated in the British Virgin Islands as a BVI business company (with company number 1977965) whose registered office is at Clarence Thomas Building, Road Town, Tortola, British Virgin Islands, and our affairs are governed by our Memorandum and Articles of Association and the laws of the British Virgin Islands. For the purposes of the BVI Act, there are no limitations on the business that we may carry on.

Pursuant to our Memorandum and Articles of Association, we shall issue registered shares only. We are not authorized to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares. We are currently authorized to issue an unlimited number of shares of a single class, each with no par value. Shares may be issued in one or more series of shares as the directors may by Resolution of Directors determine from time to time. As of May 25, 2021, 30,764,641 ordinary shares are issued and outstanding.

Ordinary Shares

Pursuant to our Memorandum and Articles of Association, holders of ordinary shares do not have any conversion, preemptive or other subscription rights and there will be no sinking fund provisions applicable to the ordinary shares.

Each ordinary share confers upon the shareholder:

●	the right to one vote at a meeting of the Shareholders or on any resolution of shareholders;

●	the right to an equal share in any dividend paid by us; and

●	the right to an equal share in the distribution of our surplus assets on our liquidation

Key Provisions of Our Memorandum and Articles of Association and British Virgin Islands Laws Affecting Our Ordinary Shares or Corporate Governance

The following are summaries of material terms and provisions of our Memorandum and Articles of Association and the BVI Act, insofar as they relate to the material terms of our ordinary shares or corporate governance. This summary is not intended to be complete, and you should read our Memorandum and Articles of Association.

Voting Rights

Under the BVI Act, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. Our register of members is maintained by our transfer agent, Continental Stock Transfer & Trust Company, which will enter the name of our shareholders in our register of members. If (a) information that is required to be entered in the register of shareholders is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of ours, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct us to pay all costs of the application and any damages the applicant may have sustained.

Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every ordinary shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy will have one vote for each share held on all matters to be voted on by shareholders. Voting at any meeting of the ordinary shareholders is by show of hands unless a poll is demanded. A poll may be demanded by shareholders present in person or by proxy if the shareholder disputes the outcome of the vote on a proposed resolution and the chairman shall cause a poll to be taken.

There is nothing under the laws of the British Virgin Islands, which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, but cumulative voting for the election of directors is permitted only if expressly provided for in a BVI company’s memorandum or articles of association. We have not made provisions in our Memorandum and Articles of Association for cumulative voting for such elections.

Under British Virgin Islands laws, the voting rights of shareholders are regulated by our Memorandum and Articles of Association and, in certain circumstances, the BVI Act. Our Memorandum and Articles of Association govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Unless our Memorandum and Articles of Association otherwise provide, the requisite majority is usually a simple majority of votes cast.

Dividend Rights

Each ordinary share is entitled to an equal share in any dividend paid by the Company. The Articles of Association provide that the directors of the Company may authorize a distribution (including a dividend) at a time and of an amount they think fit if they are satisfied that immediately after the distribution (or dividend) the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

Preemption Rights

British Virgin Islands laws do not make a distinction between public and private companies and some of the protections and safeguards (such as statutory preemption rights, save to the extent that they are expressly provided for in our Memorandum and Articles of Association) that investors may expect to find in relation to a public company are not provided for under British Virgin Islands laws. There are no preemption rights applicable to the issuance of new shares under either British Virgin Islands laws or our Memorandum and Articles of Association.

Liquidation Rights

We may by resolution of shareholders or, subject to section 199(2) of the BVI Act, by resolution of directors appoint a voluntary liquidator.

Transfer of Shares

Any shareholder may transfer all or any of his shares by an instrument of transfer provided that such transfer complies with applicable rules of the SEC and federal and state securities laws of the United States. The instrument of transfer of any share shall be in writing in the usual or common form or in a form prescribed by the Designated Stock Exchange (such as NASDAQ Capital Market) or in any other form approved by the directors.

Share Repurchases and Redemptions

As permitted by the BVI Act and our Memorandum and Articles of Association, shares may be repurchased, redeemed or otherwise acquired by us. In addition, our directors must determine that, immediately following the redemption or repurchase, we will be able to pay our debts as they fall due and that the value of our assets will exceed our liabilities.

Board of Directors

We are managed by a Board which currently consists of seven directors. Our Memorandum and Articles of Association provide that the minimum number of directors shall be two and there shall be no maximum number of directors.

The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party. There are no share ownership qualifications for directors.

Meetings of our Board may be convened at any time deemed necessary by any of our directors.

A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

The directors may, by Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

We do not have any age limitations for our directors, nor do we have mandatory retirement as a result of reaching a certain age.

Staggered Board of Directors

Our Memorandum and Articles of Association provide for a staggered Board consisting of two classes of directors. Our directors are appointed by our shareholders and are subject to rotational retirement every two years. The initial terms of office of the Class I and Class II directors have been staggered over a period of two years to ensure that all directors of the company do not face reelection in the same year. However, the directors may by resolution appoint a replacement director to fill a casual vacancy arising on the resignation, disqualification or death of a director. The replacement director will then hold office until the next annual general meeting at which the director he replaces would have been subject to retirement by rotation.

Meetings of Shareholders

Any of our directors of may convene meetings of the shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.

Upon the written request of shareholders entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of shareholders.

Subject to our Memorandum and Articles of Association, the director convening a meeting of members shall give not less than 7 days’ written notice of such meeting to: (a) those members whose names on the date the notice is given appear as members in the share register of the Company and are entitled to vote at the meeting; and (b) the other directors.

A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute a waiver in relation to all the shares which that shareholder holds.

A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares entitled to vote at the meeting. A quorum may be comprised of a single shareholder or proxy and then such person may pass a resolution of shareholders and a certificate signed by such person accompanied where such person is a proxy by a copy of the proxy instrument shall constitute a valid resolution of shareholders.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The corporate statutes of the State of Delaware and the British Virgin Islands are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt a memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy if we were incorporated under Delaware law. Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

British Virgin Islands law provides that every director of a British Virgin Islands company in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum and articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the shareholders of a corporation is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the corporation’s bylaws, but the certificate of incorporation may confer such right on the directors of the corporation.

Our Memorandum and Articles of Association can generally be amended by with the approval of the holders of a majority of our outstanding ordinary shares or by a resolution of the board of directors. In addition, pursuant to our Memorandum and Articles of Association, our board of directors may amend our Memorandum and Articles of Association by a resolution of directors without a requirement for a resolution of shareholders so long as the amendment does not:

●	restrict the rights or powers of the shareholders to amend our Memorandum and Articles of Association;

●	change the percentage of shareholders required to pass a resolution of shareholders to amend our Memorandum and Articles of Association; or

●	amend our Memorandum and Articles of Association in circumstances where it cannot be amended by the shareholders;

●	certain provisions that our Memorandum and Articles of Association specifies cannot be amended.

Written Consent of Directors

Under Delaware corporate law, a written consent of the directors must be unanimous to take effect. Under British Virgin Islands law and our Memorandum and Articles of Association, only a majority of the directors are required to sign a written consent.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. As permitted by British Virgin Islands law, our Memorandum and Articles of Association provides that a resolution of shareholders can be consented to in writing by a majority of in excess of 50 percent of the votes of ordinary shares entitled to vote thereon.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our Memorandum and Articles of Association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. As permitted by British Virgin Islands law and our Memorandum and Articles of Association, we may by resolution of shareholders or, subject to section 199(2) of the BVI Act, by resolution of directors appoint a voluntary liquidator.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided shares with full voting power remain outstanding. The stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of the stock. As permitted by British Virgin Islands law and our Memorandum and Articles of Association, shares may be repurchased, redeemed or otherwise acquired by us. However, the consent of the shareholder whose shares are to be repurchased, redeemed or otherwise acquired must be obtained, except as specified in the terms of the applicable class or series of shares or as described under “—Compulsory Acquisition” below. In addition, our directors must determine that, immediately following the redemption or repurchase, we will be able to pay our debts as they fall due and that the value of our assets will exceed our liabilities.

Compulsory Acquisition

Under Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.

Under the BVI Act, subject to any limitations in a company’s memorandum and articles of association, members holding 90% of the votes of the outstanding shares entitled to vote, and members holding 90% of the votes of the outstanding shares of each class of shares entitled to vote, may give a written instruction to the company directing the company to redeem the shares held by the remaining members. Upon receipt of such written instruction, the company shall redeem the shares specified in the written instruction, irrespective of whether or not the shares are by their terms redeemable. The company shall give written notice to each member whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected. A member whose shares are to be so redeemed is entitled to dissent from such redemption and to be paid the fair value of his shares, as described under “—Shareholders’ Rights under British Virgin Islands Law Generally” below.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law and our Memorandum and Articles of Association, if at any time the Shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued Shares in that class.

Election of Directors

Under Delaware corporate law, unless otherwise specified in the certificate of incorporation or bylaws of a corporation, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors. As permitted by British Virgin Islands law, and pursuant to our Memorandum and Articles of Association, our first directors shall be appointed by the first registered agent within 6 months of the date of incorporation; and thereafter, the directors shall be elected by resolution of shareholders or, where permitted by our Memorandum and Articles of Association, by resolution of directors.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Similarly, as permitted by British Virgin Islands law, our Memorandum and Articles of Association provides that directors may be removed from office, (a) with or without cause, by resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the votes of the shareholders of the Company entitled to vote, or (b) with cause, by Resolution of Directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Mergers

Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent corporation by a resolution or unanimous written consent. In addition, the agreement of merger generally must be approved at a meeting of shareholders of each constituent corporation by a majority of the outstanding stock of the corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation assumes all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. One or more companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the British Virgin Islands if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the British Virgin Islands are incorporated. In respect of such a merger or consolidation, a British Virgin Islands company is required to comply with the provisions of the BVI Act, and a company incorporated outside the British Virgin Islands is required to comply with the laws of its jurisdiction of incorporation.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the memorandum and articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Under British Virgin Islands law, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the British Virgin Islands Registrar of Corporate Affairs, including the company’s certificate of incorporation, its memorandum and articles of association (with any amendments), records of license fees paid to date, any articles of dissolution, any articles of merger and a register of charges if the company has elected to file such a register.

A shareholder of a company is entitled, on giving written notice to the company, to inspect:

a)	the memorandum and articles of association;

b)	the register of members;

c)	the register of directors; and

d)	the minutes of meetings and resolutions of shareholders and of those classes of shares of which he is a shareholder.

In addition, a shareholder may make copies of or take extracts from the documents and records referred to in (a) through (d) above. However, subject to the memorandum and articles of association of the company, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a shareholder to inspect any document, or part of any document, specified in (b), (c) or (d) above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where a company fails or refuses to permit a shareholder to inspect a document or permits a shareholder to inspect a document subject to limitations, that shareholder may apply to the court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Where a company keeps a copy of the register of members or the register of directors at the office of its registered agent, it is required to notify the registered agent of any changes to the originals of such registers, in writing, within 15 days of any change; and to provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept. Where the place at which the original register of members or the original register of directors is changed, the company is required to provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

A company is also required to keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors determine the minutes of meetings and resolutions of shareholders and of classes of shareholders, and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept.

Conflict of Interest

Under Delaware corporate law, a contract between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest, is not void as long as (i) the material facts as to the director’s or officer’s relationship or interest are disclosed or known and (ii) either a majority of the disinterested directors authorizes the contract in good faith or the shareholders vote in good faith to approve the contract. Nor will any such contract be void if it is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee or the shareholders.

The BVI Act provides that a director shall, forthwith after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed because the transaction is between the company and the director himself and is otherwise in the ordinary course of business and on usual terms and conditions. As permitted by British Virgin Islands laws and our Memorandum and Articles of Association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction, and subject to compliance with the BVI Act shall not, by reason of his office be accountable to us for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that the person becomes an interested shareholder. An interested shareholder generally is a person or group that owns or owned 15% or more of the company’s outstanding voting stock within the past three years. This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the company in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder.

British Virgin Islands law has no comparable provision. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into in the bona fide best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions on cumulative voting under the laws of the British Virgin Islands, but our Memorandum and Articles of Association does not provide for cumulative voting.

Shareholders’ Rights under British Virgin Islands Law Generally

The BVI Act provides for certain remedies that may be available to shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, British Virgin Islands courts can issue a restraining or compliance order. However, shareholders can also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members’ remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the court for an order based on such conduct. In addition, any shareholder of a company may apply to the courts for the appointment of a liquidator of the company and the court may appoint a liquidator of the company if it is of the opinion that it is just and equitable to do so.

The BVI Act also provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (i) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (ii) a consolidation, if the company is a constituent company; (iii) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (a) a disposition pursuant to an order of the court having jurisdiction in the matter, (b) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition, or (c) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (iv) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (v) an arrangement, if permitted by the court.

Generally, any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as shareholders as established by a company’s memorandum and articles of association.

Rights of Non-resident or Foreign Shareholders and Disclosure of Substantial Shareholdings

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-Money Laundering — British Virgin Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers or transferees to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber or transferee. In the event of delay or failure on the part of the subscriber or transferee in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited or refuse to amend the register of members to reflect the transferee’s ownership of the relevant shares.

If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Exchange Controls.

No laws of the British Virgin Islands, decrees, regulations or other legislation that limit the import or export of capital or the payment of dividends to shareholders who do not reside in the British Virgin Islands.

Our Transfer Agent

The transfer agent for our securities is Continental Stock Transfer & Trust Company.

Listing

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “SJ” and our Warrants are traded on the over the counter markets under the symbol “SJOYW”.

TAXATION

 The following discussion of material British Virgin Islands, PRC, and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, and other tax laws.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

People’s Republic of China Taxation

We are a holding company incorporated in the British Virgin Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The PRC Enterprise Income Tax Law and its implementation rules (the “EIT Law”) provide that PRC-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Circular 82, which provides guidance on the determination of the tax residence status of a PRC-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although the Company does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a PRC-controlled offshore incorporated enterprise within the meaning of SAT Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Circular 82 to evaluate the tax residence status of the Company and its subsidiaries organized outside of China.

According to SAT Circular 82, a PRC-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, the key assets and records of the Company, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside China. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that the Company and its offshore subsidiary should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Circular 82 were deemed applicable to us. As the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, however, we will continue to monitor our tax status.

If the PRC tax authorities determine that the Company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from any dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear, however, whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Provided that the Company is not deemed to be a PRC resident enterprise, holders of our Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Bulletin 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7, and we may be required to expend valuable resources to comply with SAT Bulletin 7, or to establish that we should not be taxed under this Bulletin.

British Virgin Islands Taxation

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the British Virgin Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the British Virgin Islands. No stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands). The British Virgin Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the British Virgin Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to British Virgin Islands income or corporation tax.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the PFIC (defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the British Virgin Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be adjusted pursuant to a formula provided in applicable Treasury regulation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq Stock Market. If the Ordinary Shares are regularly traded on Nasdaq Stock Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

EXPENSES

Set forth below is an itemization of the total expenses which are expected to be incurred by us in connection with the offer and sale of our ordinary shares by our selling securityholders. With the exception of the SEC registration fee, all amounts are estimates.

SEC registration fee	$633.29
Legal fees and expenses	$50,000
Accounting fees and expenses	$10,000
Printing expenses	$1,500
Miscellaneous expenses	$5,000

MATERIAL CONTRACTS

Our material contracts are described in the documents incorporated by reference into this prospectus. See “Incorporation of Documents by Reference” below.

MATERIAL CHANGES

Except as otherwise described in our annual report on Form 20-F for the fiscal year ended December 31, 2020, in our reports of foreign private issuer on Form 6-K filed or submitted under the Exchange Act and incorporated by reference herein, and as disclosed in this prospectus or the applicable prospectus supplement, no reportable material changes have occurred since December 31, 2020.

LEGAL MATTERS

Legal matters as to British Virgin Islands’ law, as well as the validity of the issuance of the ordinary shares offered in this prospectus, has been passed on for us by Forbes Hare.

EXPERTS

The audited consolidated financial statements of Scienjoy Holding Corporation and its subsidiaries as for the years ended December 31, 2020 and 2019, incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2020 have been so incorporated in reliance on the report of Friedman LLP, an independent registered public accounting firm, given the authority of said firm as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated under the laws of the British Virgin Islands because there are certain benefits associated with being a British Virgin Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions, and the availability of professional and support services. The British Virgin Islands, however, has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States, and British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located in the PRC. In addition, most of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us under the federal securities laws of the U.S. or of any state in the U.S.

Forbes Hare, our counsel with respect to the laws of the British Virgin Islands, and Beijing Feng Yu Law Firm, our counsel as to Chinese law, have advised us that there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would, respectively, (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States where that liability is in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company; or (ii) entertain original actions brought in the British Virgin Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States that are penal in nature.

Forbes Hare has further advised us that there is currently no statutory enforcement or treaty between the United States and the British Virgin Islands providing for enforcement of judgments. A judgment obtained in the United States, however, may be recognized and enforced in the courts of the British Virgin Islands at common law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Commercial Division of the Eastern Caribbean Supreme Court in the British Virgin Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; (ii) is final and for a liquidated sum; (iii) is not in respect of taxes, a fine or a penalty or similar fiscal or revenue obligations of the company; (iv) in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court; (v) recognition or enforcement of the judgment would not be contrary to public policy in the British Virgin Islands; and (vi) the proceedings pursuant to which judgment was obtained were not contrary to natural justice. Furthermore, it is uncertain that British Virgin Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Forbes Hare has informed us that there is uncertainty with regard to British Virgin Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the British Virgin Islands as penal or punitive in nature.

In appropriate circumstances, a British Virgin Islands court may give effect in the British Virgin Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Beijing Fengyu Law Office, our Chinese counsel, has advised us that the recognition and enforcement of foreign judgments are provided for under China’s Civil Procedure Law (the “Civil Procedure Law”). Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. However, as of the date of this prospectus, China does not have any treaties or other form of reciprocity with the United States or the British Virgin Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, courts in China will not recognize or enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of Chinese law or national sovereignty, security or social public interest. As a result, it is uncertain whether and on what basis a Chinese court would enforce a judgment rendered by a court in the United States or in the British Virgin Islands. Furthermore, it will be difficult for U.S. shareholders to initiate actions against us in China in accordance with Chinese laws because we are incorporated under the laws of the British Virgin Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ordinary shares, to establish a connection to China for a Chinese court to have jurisdiction as required under the Civil Procedure Law.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-3 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we are required to file or furnish reports and other information with the SEC, including annual reports on Form 20-F and current reports on Form 6-K. The SEC maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and our other materials.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal and selling shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Our corporate website is www.scienjoy.com. The information contained on, or may be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely for informational purposes.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference information in this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information that is superseded by information that is included directly in this document. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. The documents we are incorporating by reference are:

●	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on May 3, 2021;

●	The description of our ordinary shares and warrants contained in our Registration Statement on Form 8-A, as filed with the SEC on February 5, 2019 and any subsequent amendment or report filed for the purpose of updating such description; and

●	Our reports on Form 6-K furnished to the SEC since December 31, 2020 (on January 12, 2021; January 19, 2021; January 26, 2021; February 12, 2021; February 23, 2021; March 24, 2021; April 6, 2021; April 12, 2021; April 19, 2021; April 26, 2021; April 29, 2021; May 3, 2021; May 6, 2021; May 10, 2021; May 20, 2021; May 26, 2021).

In addition, all documents we file under Sections 13(a), 13(c) and 15(d) of the Exchange Act subsequent to the date hereof and before the termination of this offering, are incorporated by reference including annual reports on Form 20-F and current reports on Form 6-K that we submit to the SEC prior to the termination of this offering that indicate they are being incorporated by reference into this prospectus. Any statement contained in this prospectus, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded to the extent that a statement contained herein, or in any subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain a copy of any documents that are incorporated by reference in this prospectus or any prospectus supplement at no cost, by writing or telephoning us at:

Scienjoy Holding Corporation

3rd Floor, JIA No. 34, Shenggu Nanli

Chaoyang District

People’s Republic of China, 100029

Attention: Xiaowu He

Phone: (86) 10–6642 8188

You should rely only on the information contained in, or incorporated by reference into, this prospectus, in any accompanying prospectus supplement or in any free writing prospectus filed by us with the SEC. We have not authorized anyone to provide you with different or additional information. You should not assume that the information in this prospectus or in any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

Scienjoy Holding Corporation

713,444 Ordinary Shares

PROSPECTUS

June 15, 2021

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.